CHC Helicopter
Corporation
4740 Agar Drive,
Richmond, BC
V7B 1A3
Canada
T 604.276.7500
F 604.232.8539
www.chc.ca

March 28, 2006
Mr. Jack Guggenheim
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-0507
Dear Mr. Guggenheim:
We are writing to respond to your telephone message of March 24, 2006.
As communicated to you previously by telephone, we have on February 6, 2006, sent a letter to each of the Department of Commerce, Bureau of Industry and Security (“BIS”) and the Office of Foreign Asset Control (“OFAC”). Each letter advised the applicable agency that we had reason to believe that the Corporation or its subsidiaries may have violated certain regulations with respect to the export or re-export of controlled goods. The letters advised that we would carry out further investigation of these matters and submit finals reports to each of the agencies upon completion of the investigation.
We received a brief acknowledgement letter from BIS on February 9, 2006 and a similar letter from OFAC on February 24, 2006. We have not yet submitted our final reports to either BIS or OFAC.
At the present time our investigation of these matters continues as we gather information from our various subsidiaries in a number of countries. We, in conjunction with our U.S. counsel, will analyze the information received in the context of applicable law and provide further detailed reports to BIS and OFAC. As the issues are complex and the number of subsidiaries and transactions that require review is high, it is taking some time to develop the reports. We expect to be in a position to submit our finals reports to BIS and OFAC within the next 45 – 60 days.
Trusting this is the information you require, we remain,
Yours truly,
Jo Mark Zurel
Senior Vice President &
Chief Financial Officer